March 29, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elevation ETF Trust Registration Statement on Form N-1A (File Nos. 333-208878; 811-23125)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A for Elevation ETF Trust be accelerated so that it will become effective as of March 30, 2016 or as soon thereafter as practicable.

ELEVATION ETF TRUST		ALPS DISTRIBUTORS, INC.

By:	/s/ Jeremy O. May	By:	/s/ Jeremy O. May
Name:	Jeremy O. May	Name:	Jeremy O. May
Title:	Chairman	Title:	President